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                                                              SEC FILE NUMBER
                                                                  0-20143
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                                                               CUSIP NUMBER
                                                              941832-107-20?
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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

(Check One):
[ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q   [ ] Form N-SAR


                For Period Ended:  March 29, 1998
                                  --------------------------
                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
                For the Transition Period Ended:
                                                ------------------------------

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* Read Instruction (on back page) Before Preparing Form. Please Print or Type. *
*                                                                              *
* NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS     *
* VERIFIED ANY INFORMATION CONTAINED HEREIN.                                   *
*                                                                              *
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION

Eateries, Inc. (Commission File Number: 0-14960)
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FULL NAME OF REGISTRANT

N/A
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FORMER NAME IF APPLICABLE

3240 W. Britton Rd., Ste 202
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ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)

Oklahoma City, OK 73120
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CITY, STATE AND ZIP CODE

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]       (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]       (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

See Exhibit I
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                                                (ATTACH EXTRA SHEETS IF NEEDED)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Corey Gable                             (405)           755-3607
     --------------------------------    -------------    ---------------------
               (Name)                     (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                       [X] Yes      [ ] No


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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [X] Yes      [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        See Exhibit II
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           ---------------------------------------------------------
                 (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 14, 1998                       By: /s/ COREY GABLE
     ------------------------------         -----------------------------------


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

****************************  A T T E N T I O N  *******************************
*                                                                              *
*  Intentional misstatements or omissions of fact constitute Federal Criminal  *
*  Violations (See 18 U.S.C. 1001).                                            *
*                                                                              *
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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

                                                        EXHIBIT 1 TO FORM 12b-25

                                 EATERIES, INC.
                        Commission File Number: 0-14968

Eateries, Inc. (the "Company") is requesting an extension of time in which to file its Form 10-Q for the quarter ended March 29, 1998. In November 1997, the Company, through its wholly-owned subsidiary, Fiesta Restaurants, Inc. ("Fiesta"), acquired substantially all of the assets comprising 17 Mexican restaurants from Famous Restaurants, Inc. and its subsidiaries. As this is the first quarterly report in which a consolidation of Fiesta into the Company has been required, senior financial management is requiring additional time to provide itself reasonable assurance that the consolidated balance sheet and related disclosures are complete and accurate.

                                                      EXHIBIT II TO FORM 12b-25

                                 EATERIES, INC.
                        Commission File Number: 0-14968

On April 20, 1998, Eateries, Inc. (the "Company") publicly reported earnings of $534,000 ($0.14 per common share; $0.13 per common share assuming dilution) for the quarter ended March 29, 1998 versus $229,000 ($0.06 per common share; $0.06 per common share assuming dilution) for the quarter ended March 30, 1997. Total revenues for the quarters ended March 29, 1998 and March 30, 1997, were $23,546,000 and $14,203,000, respectively.